LORD ABBETT GLOBAL FUND, INC.
LORD ABBETT INVESTMENT TRUST
90 Hudson Street
Jersey City, NJ 07302

December 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023113B) for the Lord Abbett Global Fund, Inc. (SEC File No. 811-05476) and Lord Abbett
Investment Trust (SEC File No. 811-07988) (each the “Fund” or, collectively (“the Funds”)

Ladies and Gentlemen:

1)	Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, hereby enclose for filing with the Commission is Rider 15 to the joint insured bond changing the names of the following:
i.	Lord Abbett Balanced Strategy Fund, a series of Lord Abbett Investment Trust, is changed to “Lord Abbett Multi-Asset Balanced Opportunity Fund”, a series of Lord Abbett Investment Trust;
ii.	Lord Abbett Diversified Income Strategy Fund, a series of Lord Abbett Investment Trust, changed to “Lord Abbett Multi-Asset Income Fund”, a series of Lord Abbett Investment Trust;
iii.	Lord Abbett Growth & Income Strategy Fund, a series of Lord Abbett Investment Trust, changed to “Lord Abbett Multi-Asset Growth Fund”, a series of Lord Abbett Investment Trust; and
iv.	Lord Abbett Global Allocation Fund, a series of Lord Abbett Global Fund, changed to “Lord Abbett Multi-Asset Global Opportunity Fund”, a series of Lord Abbett Global Fund, Inc.

2)	The ICI Insurance Company, a Risk Retention Group, Investment Company Blanket Bond (“Blanket Fidelity Bond”) renewed from June 30, 2013 through June 30, 2014 and filed as required pursuant to Rule 17g-1(g)(1)(ii)(a)*;

3)	A certificate signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors/Trustees, who are not “interested persons” of each of the Funds, approving the amount, type, form and coverage of the Blanket Fidelity Bond and the portion of the premium to be paid by each Fund pursuant to Rule 17g-1(g)(1)(ii)(b)*;

* Incorporated by reference to the Blanket Fidelity Bond filed on August 9, 2013.

4)	A statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Blanket Fidelity Bond filed as required pursuant to Rule 17g-1(g)(1)(ii)(c)*;

5)	As required by Rule 17g-1(g)(1)(ii)(d), the period for which premiums have been paid on the joint insured bond is June 30, 2013 to June 30, 2014; and

Please contact the undersigned at (201) 827-2225 if you need any additional information.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of
Lord Abbett Global Fund, Inc. and
Lord Abbett Investment Trust

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on August 9, 2013.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	June 30, 2013 to June 30, 2014	/s/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

FUND	EFFECTIVE DATE

o Lord Abbett Balanced Strategy Fund, a series of: Lord Abbett Investment Trust	December 1, 2013
is changed to:
o Lord Abbett Multi-Asset Balanced Opportunity Fund, a series of: Lord Abbett Investment Trust

o Lord Abbett Diversified Income Strategy Fund, a series of: Lord Abbett Investment Trust	December 1, 2013
is changed to:
o Lord Abbett Multi-Asset Income Fund, a series of: Lord Abbett Investment Trust

o Lord Abbett Global Allocation Fund, a series of: Lord Abbett Global Fund, Inc.	November 29, 2013
is changed to:
o Lord Abbett Multi-Asset Global Opportunity Fund, a series of: Lord Abbett Global Fund, Inc.

o Lord Abbett Growth & Income Strategy Fund, a series of: Lord Abbett Investment Trust	December 1, 2013
is changed to:
o Lord Abbett Multi-Asset Growth Fund, a series of: Lord Abbett Investment Trust as of the effective date indicated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.1-00 (10/08)